

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Jamie Oei
Chief Executive Officer
Hoops Scouting USA
63 Rocio Court
Palm Desert, CA 92260

> **Re: Hoops Scouting USA**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 3, 2021**
> **File No. 333-260704**

Dear Ms. Oei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology